# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Corporacion Inmobiliaria Vesta, S.A.B. de C.V., CIK 0001969373
CUSIP: 92540K109
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: Paseo de los Tamarindos No. 90 Torre II,, Col. Bosques de las, Lomas, Cuajimalpa, Mexico City, Mexico (O5), 05210
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-187901
Filed by CIK 0000936828

## Reporting persons
- GIC Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 51,439,560; shared voting power 10,710,985; sole dispositive power 51,439,560; shared dispositive power 10,710,985; aggregate amount beneficially owned 62,150,545 (7.03% of the class)
  Comment: There is no CUSIP number assigned to the common shares. CUSIP number 92540K109 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, each ADS representing ten (10) common shares, which are quoted on the New York Stock Exchange under the symbol "VTMX".
  As it relates to Items 5 and 7 above, these 51,439,560 common shares of Corporacion Inmobiliaria Vesta, S.A.B. de C.V (the "Issuer") include 23,490,260 ordinary shares represented by 2,349,026 American Depositary Shares ("ADSs"), each ADS representing ten (10) ordinary shares.
  As it relates to Items 6 and 8 above, these 10,710,985 common shares of the Issuer include 5,011,510 ordinary shares represented by 501,151 ADSs, each ADS representing ten (10) ordinary shares.
  As it relates to Item 11 above, based on 884,486,436 common shares outstanding as of December 31, 2023, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 19, 2024.

## Item 1. Issuer
Name of issuer: Corporacion Inmobiliaria Vesta, S.A.B. de C.V.
Address of issuer's principal executive offices: Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las, Lomas, Cuajimalpa, C.P. 05210, Mexico City, United Mexican States

## Item 2. Person Filing
Name of person filing: GIC Private Limited ("GIC")
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship: GIC Private Limited - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(a - c) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth below, along with the corresponding footnotes:
(1) GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 51,439,560 securities beneficially owned by it. GIC shares power to vote and dispose of 10,710,985 securities beneficially owned by it with MAS.
GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of such shares.
(2) GIC disclaims membership in a group.
No. of Securities Beneficially Owned: 62,150,545
Percent of class: The percent of class is 7.03%, which is based on 884,486,436 common shares outstanding as of December 31, 2023, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 19, 2024.
Sole power to vote or to direct the vote: 51,439,560 ((1), (2))
Shared power to vote or to direct the vote: 10,710,985 ((1), (2))
Sole power to dispose or to direct the disposition: 51,439,560 ((1), (2))
Shared power to dispose or to direct the disposition: 10,710,985 ((1), (2))

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GIC Private Limited: Wong Hui Ping, Wong Hui Ping, Senior Vice President (01/30/2025)
- GIC Private Limited: Toh Tze Meng, Toh Tze Meng, Senior Vice President (01/30/2025)